BB 6/4

02021944

) STATES
CHANGE COMMISSION
., D.C. 20549

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SEC FILE NUMBER
8-15939

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2002 WASH, D.C. 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Legg Mason Wood Walker, Incorporated ✓

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Daley, Jr. 410.539.0000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name — *if individual, state last, first, middle name*)

250 West Pratt Street	Baltimore	Maryland	21201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OK-JF 6-17-02

6/5/02

OATH OR AFFIRMATION

I, Charles J. Daley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Wood Walker, Incorporated, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Security accounts of principal officers and directors which are classified as customer accounts (debits $10,556,899 and credits $5,566,474)

Signature

Chief Financial Officer

Title

Notary Public

9. 1-2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES

March 31, 2002

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEC MAIL PROCESSING
RECEIVED
MAY 30 2002
WASH. D.C. 165 SECTION

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES
TABLE OF CONTENTS

i

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of
Legg Mason Wood Walker, Incorporated:

In our opinion, the accompanying consolidated statement of financial condition of Legg Mason Wood Walker, Incorporated and Subsidiaries (the "Company") presents fairly, in all material respects, the financial position of the Company at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 3, 2002

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
March 31, 2002
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 143,279
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	2,501,613
Receivables:	
Customers	996,123
Brokers and dealers	51,184
Others	39,512
Securities borrowed	324,417
Financial instruments owned, at fair value (Note 2)	133,709
Investment securities, at fair value	3,480
Equipment and leasehold improvements, net	28,247
Intangible assets, net	5,520
Other	128,614
Total Assets	**$ 4,355,698**
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 3,249,522
Brokers and dealers	35,009
Parent	59,215
Securities loaned	279,615
Financial instruments sold, but not yet purchased, at fair value	37,909
Accrued compensation	107,126
Other	75,423
Total Liabilities	3,843,819
Commitments and Contingencies (Note 4)	
Stockholder's Equity:	
Common stock-voting, par value $.10; authorized 3,000,000 shares; issued and outstanding 1,547,500 shares	155
Additional paid-in capital	49,429
Employee stock trust	(90,674)
Deferred compensation employee stock trust	90,674
Retained earnings	462,295
Total Stockholder's Equity	511,879
Total Liabilities and Stockholder's Equity	**$ 4,355,698**

See accompanying notes to consolidated statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Wood Walker, Incorporated (the "Company"), a registered broker-dealer in securities under the Securities and Exchange Act of 1934, is a wholly-owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is principally engaged in providing securities brokerage, investment advisory and investment banking services to individuals, institutions, corporations and municipalities. The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

On March 28, 2002, LM Institutional Advisors, Inc., an affiliate of the Company that principally engaged in the marketing of the Parent's mutual funds to institutional investors, was merged into the Company. In connection with this merger, the Parent made a $4,974 capital contribution to the Company. The merger was not material to the consolidated statement of financial condition of the Company.

Use of Estimates
The consolidated statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual amounts could differ from those estimates and the differences could have a material impact on the consolidated statement of financial condition.

Fair Value of Financial Instruments
The Company believes that substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of their short-term nature, approximate current fair value.

Cash Equivalents
Cash equivalents are highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Securities Purchased Under Agreements to Resell and Securities Lending Activities
The Company invests in short-term securities purchased under agreements to resell collateralized by U.S. government and agency securities. Securities purchased under agreements to resell are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Securities purchased under agreements to resell are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements, plus accrued interest.

Securities borrowed and loaned are accounted for as collateralized financings and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company generally receives collateral in the form of cash for securities loaned. The fee received or paid by the Company is recorded as interest income or expense. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on a trade date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. Securities owned by customers held as collateral for the receivable balances are not reflected in the consolidated statement of financial condition. Included in payable to customers are free credit balances of approximately $3,067,134 as of March 31, 2002. The Company pays interest on certain customer free credit balances held pending investment.

Financial Instruments
Substantially all financial instruments are reflected in the consolidated statement of financial condition at fair value or amounts that approximate fair value. "Financial instruments owned, at fair value", "Investment securities, at fair value", and "Financial instruments sold, but not yet purchased, at fair value" on the Consolidated Statement of Financial Condition include forms of financial instruments.

Financial instruments used in the Company's trading activities are recorded on a trade date basis and carried at fair value.

Fair values are generally based upon prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately-held securities that do not have readily determinable fair values, the determination of the fair value requires the Company to estimate the value of the security based upon available information, such as projected cash

(Dollars in thousands)

flows and a review of the financial and market conditions of the underlying company. In instances where a security is subject to transfer restrictions, the value of the security may be based primarily on the quoted price of the security without restriction, with the value being reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine fair value. The Company generally assumes that the size of positions in securities it holds would not be large enough to affect the quoted price of the security if sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized upon disposition could be different from the current carrying value.

Depreciation and Amortization
Equipment and leasehold improvements are reported at cost, net of accumulated depreciation and amortization of $35,772 at March 31, 2002. Depreciation and amortization are determined by use of the straight line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from two to eight years. Leasehold improvements are amortized using the straight line method over the lesser of the estimated useful life or the remaining life of the lease. Maintenance and repair costs are expensed as incurred.

Intangible Assets
Intangible assets, which are reported at cost, net of accumulated amortization of $3,498 at March 31, 2002, consist principally of customer lists. Intangible assets are amortized over their estimated useful lives, ranging from five to twenty years, using the straight line method. The Company periodically reviews its intangible assets, considering such factors as historical profitability and projected operating cash flows, to determine that assets are realizable and amortization periods are appropriate. Intangible assets subject to amortization are reviewed for impairment using an undiscounted cash flow analysis.

On April 1, 2001, the Company adopted the provisions of the Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", which provides that all business combinations initiated after June 30, 2001 shall be accounted for using the purchase method; and SFAS No. 142, "Goodwill and Other Intangible Assets", which provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The adoption of these provisions was not material to the Company's consolidated statement of financial condition.

Deferred Compensation Stock Trust
In accordance with Emerging Issues Task Force ("EITF") Issue 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested*, assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts should be classified in stockholder's equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares the Company has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholder's equity as employee stock trust and deferred compensation employee stock trust, respectively.

2. Financial Instruments, at Fair Value

Financial instruments owned:	
U.S. government and agencies	$ 18,448
Corporate debt	26,073
State and municipal bonds	77,853
Equities and other	11,335
	$ 133,709
Financial instruments sold, but not yet purchased:	
U.S. government and agencies	$ 30,731
Corporate debt	5,914
Equities and other	1,264
	$ 37,909

At March 31, 2002, the Company had pledged securities owned of $300 as collateral to counterparties for securities loaned transactions, which can be sold or repledged.

3. Short-term Borrowings
The Company obtains short-term financing primarily on a secured basis. The secured financing is obtained through the use of securities lending agreements and secured bank loans, which are primarily collateralized by agency, corporate, and equity securities. The Company had no outstanding loans at March 31, 2002.

4. Commitments and Contingencies
The Company leases all its office facilities and certain equipment under non-cancelable operating leases and also has multi-year agreements for various data processing and other services. These leases and service agreements expire on varying dates through 2009. Certain leases provide for renewal options and contain escalation clauses providing

(Dollars in thousands)

for increased rentals and service commitments. As of March 31, 2002, the minimum annual aggregate rentals and service commitments for the fiscal periods are as follows:

2003	$ 37,394
2004	26,686
2005	16,549
2006	10,119
2007	6,023
Thereafter	5,532
Total	$ 102,303

The Company maintains its corporate headquarters in facilities leased by a subsidiary of the Parent. These non-cancelable operating leases are guaranteed by the Parent. The Company's minimum aggregate net rental under its month-to-month arrangement with the subsidiary, which is not included in the above table, would approximate $67,370 if the arrangement continues through the end of the subsidiary's lease term of 2011. A subsidiary of the Parent also leases furniture and equipment for use in the corporate headquarters. The Company's minimum aggregate net rental under its arrangement with the subsidiary, which is not included in the above table, would approximate $5,677 if the arrangements continue through the end of the subsidiary's lease term of 2007.

In the ordinary course of business, the Company enters into when-issued and underwriting commitments. Had the open transactions relating to these commitments as of March 31, 2002 been closed, the effect on the consolidated financial condition of the Company would not have been material.

The Company has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages which could be substantial. The Company has also been involved in governmental and self regulatory agency investigations and proceedings. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established reserves for potential losses that may result from such complaints, legal actions, investigations and proceedings. While the ultimate resolution of these actions cannot be currently determined, in the opinion of management, after consultation with legal counsel, the actions are expected to be resolved with no material adverse effect on the Company's financial position.

5. Liabilities Subordinated to Claims of General Creditors

The Company and the Parent have entered into a revolving senior subordinated loan agreement whereby the Company may borrow up to $50,000 from the Parent. Interest is payable monthly at the "call money" rate plus 1/4%. There was no outstanding balance under this agreement at March 31, 2002.

Liabilities under the revolving senior subordinated loan agreement are subordinated to the claims of general creditors and, therefore, are generally available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Subject to prior approval of the New York Stock Exchange, payment may be accelerated by the Company with one month's notice and by the Parent with six month's notice. To the extent needed to meet net capital requirements, the debt may not be repaid.

6. Employee Benefit Plans

The Company maintains a defined contribution plan covering substantially all employees. Matching contributions are made at 50% of employees' 401(k) deferrals up to 6% of compensation with a maximum of two thousand five hundred dollars per year. Additionally, a contribution primarily based upon Company profits is made at the discretion of the Board of Directors.

The Parent maintains an Employee Stock Purchase Plan covering substantially all of the Company's employees. Shares of common stock of the Parent are purchased in the open market on behalf of participating employees. Purchases are made through payroll deductions with the Company matching 10% of the employees' contributions.

7. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files state income tax returns separately. At March 31, 2002, other assets include a net deferred tax asset of $20,220. The sources and amounts of the net deferred tax assets primarily include deferred tax assets relating to accrued compensation of $11,433, accrued expenses of $9,494, other assets of $2,134, amortization of $1,247; and deferred tax liabilities relating to accelerated depreciation of $3,564 and deferred expenses of $524.

(Dollars in thousands)

8. Related Party Transactions

The payable to Parent is non-interest bearing and represents the net excess of cash received over expenses paid by the Company on behalf of the Parent and the Parent's other subsidiaries. The Company clears securities transactions on a fully-disclosed basis for two broker-dealer subsidiaries of the Parent.

9. Off-Balance Sheet Risk and Concentrations of Credit

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

Securities transactions generally settle three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company extends credit to customers, collateralized by cash and securities, subject to regulatory and internal requirements. Customer margin transactions include purchases of securities, sales of securities not yet purchased, and option contracts. The Company continually monitors margin requirements and requests customers to deposit additional collateral or reduce positions when necessary. Such transactions expose the Company to risk in the event that margin requirements are insufficient to fully cover customer losses.

The Company invests in short-term securities purchased under agreements to resell collateralized by U. S. government and agency securities. The Company generally takes possession of securities purchased under these agreements. Such transactions expose the Company to risk in the event the counterparty does not repurchase the securities and the value of the collateral held is less than the underlying receivable. The Company monitors the value of the collateral daily and requests additional collateral when necessary.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. In addition, the Company engages in conduit securities borrowing and lending activities to facilitate settlement for other institutions. In both firm and conduit transactions, the Company deposits or receives cash equal to approximately 102% of the market value of securities exchanged and monitors the adequacy of collateral levels on a daily basis. The Company sells securities it does not currently own and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if security prices increase prior to closing the transactions.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as securities lending. At March 31, 2002, the Company had approximately $1.3 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $18,974 under lending agreements. In addition, the Company has received collateral of approximately $312,712 under lending agreements, of which the Company has repledged approximately $258,665. The Company has also received collateral of approximately $2.3 billion under reverse repurchase agreements for its customer reserve requirement, none of which has been repledged.

10. Regulatory Requirements

The Company is subject to the requirements of Rule 15c3-1 and the rules of the securities exchanges of which it is a member. The Company has elected to use the alternative method of computing net capital permitted by Rule 15c3-1, which requires that it maintain minimum net capital of two percent of aggregate debits, as defined. New York Stock Exchange rules stipulate that a member organization may not expand its business, equity capital may not be withdrawn, nor may cash dividends be paid if resulting net capital would fall below specified levels. At March 31, 2002, the Company had net capital, as defined, of $306,397 which exceeded the required net capital by $285,567.

The Company is also subject to the Securities and Exchange Commission's Customer Protection Rule ("Rule 15c3-3") which requires the Company to maintain a separate account for the exclusive benefit of customers as determined by weekly computations. Rule 15c3-3 allows the Company to maintain the computed amounts in cash or qualified securities. In addition, the Company maintains a reserve for the proprietary accounts of introducing brokers. The Company's deposit requirement for the proprietary accounts of introducing firms was $1,022 at March 31, 2002.

The Company is registered as an introducing commodity broker and is therefore subject to Commodity Futures Trading Commission (the "CFTC") regulations. The Company does not carry commodities accounts for customers and therefore is not subject to the segregation requirements of the CFTC regulations.

(Dollars in thousands)

11. Recent Accounting Developments

The Financial Accounting Standards Board (FASB) issued the following pronouncements during fiscal 2002 that will be adopted by the Company during fiscal 2003.

SFAS No. 143, "Accounting for Asset Retirement Obligations" requires the fair value of a liability to be recorded for costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred if it can be reasonably estimated.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement principally deals with implementation issues of SFAS No. 121, including developing a single accounting model for long-lived assets to be disposed of by sale.

SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 primarily provides guidance for reporting gains and losses from extinguishments of debt and sale-leaseback transactions.

The Company is currently evaluating the provisions of SFAS Nos. 143, 144 and 145 to determine the potential impacts, if any, to the Company's consolidated statement of financial condition.